SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on November 2, 1995 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:    Tax-Managed Growth Portfolio

Address of Principal Business Office:
         c/o IBT Trust Company (Cayman) Ltd.
         The Bank of Nova Scotia Building
         P. O. Box 501
         George Town
         Grand Cayman, Cayman Islands
         British West Indies

Telephone Number:    (809) 949-2001

Name and address of agent for service of process:
         Alan R. Dynner
         24 Federal Street
         Boston, Massachusetts   02110


Check Appropriate Box:

          Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1.       Name of Registrant:  Tax-Managed Growth Portfolio.

Item 2.       State and Date of Organization:  New York; October 23, 1995.

Item 3.       Form of Organization:  Trust.

Item 4.       Classification of Registrant:  Management Company.

Item 5(a).    Registrant is an open-end company.

Item 5(b).    Registrant is a diversified company.

Item 6. Investment Adviser of Registrant: Boston Management and Research, 24 Federal Street, Boston, MA 02110.
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Item 7.       Board of Trustees of Registrant:

                   Landon T. Clay(1)
                   Donald R. Dwight(2)
                   James B. Hawkes*
                   Samuel L. Hayes, III(3)
                   Norton H. Reamer(4)
                   John L. Thorndike(5)
                   Jack L. Treynor(6)

               Officers of Registrant:

                   President:                James B. Hawkes*
                   Vice President:           Duncan W. Richardson*
                   Secretary:                Alan R. Dynner*
                   Treasurer:                James L. O'Connor*
                   Assistant Secretary/
                      Assistant Treasurer:   Janet E. Sanders*
                   Assistant Treasurer:      Michelle A. Alexander*
                   Assistant Treasurer:      Barbara E. Campbell*
                   Assistant Secretary:      A. John Murphy*
                   Assistant Secretary:      Eric G. Woodbury*

               The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Ten Post Office Square, Boston, MA 02109; (2) Clover Mill Lane, Lyme, NH 04768; (3) Harvard University Graduate School of Business Administration, Soldiers Field Road, Boston, MA 02163; (4) One International Place, Boston, MA 02110; (5) 10 Main Street, Dover, MA 02030; (6) 504
               Via Almar, Palos Verdes Estates, CA 90274; *24 Federal Street, Boston, MA 02110.

Item 8.           Inapplicable.

Item 9(a).        No;  Registrant is   not  currently issuing  and  offering its
                  securities directly to the public.

Item 9(b).        Inapplicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).        Yes.

Item 9(e). As of May 21, 1998, there were eleven beneficial owners of Registrant's outstanding securities. As of May 21, 1998, the following investors held 10% or more of the outstanding securities of the Registrant: Eaton Vance Tax-Managed Growth Fund - 38.51% ; and Belvedere Capital Fund LLC - 41.69%. No other Holders of Interests held more than 10% of the Registrant's outstanding securities as of that date.

Item 10.          Current Value of Registrant's Total Assets:  $5,886,817,187

Item 11.          No.

Item 12.          Registrant  incorporates  by  reference  the  October 31, 1997
                  audited financial  statements   as   previously  filed
                  electronically with the Commission (Accession No. 0000950156-98-000081).

                                    SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to Notification of Registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 22nd day of May, 1998.


                          TAX-MANAGED GROWTH PORTFOLIO


                                            By: /s/ James B. Hawkes
                                               -------------------------------
                                                    James B. Hawkes
                                    President

Attest: /s/ Alan R. Dynner
        ------------------------
            Alan R. Dynner
            Secretary